# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOBR Safe, Inc., CIK 0001425627
CUSIP: 833592405
Title of class of securities: Common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 6400 S. Fiddlers Green Circle, Suite 1400, Greenwood Village, Colorado (CO), 80111
Date of event which requires filing of this statement: 07/15/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 254,445; sole dispositive power 0; shared dispositive power 254,445; aggregate amount beneficially owned 254,445 (5.6% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 254,445; sole dispositive power 0; shared dispositive power 254,445; aggregate amount beneficially owned 254,445 (5.6% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 254,445; sole dispositive power 0; shared dispositive power 254,445; aggregate amount beneficially owned 254,445 (5.6% of the class)

## Item 1. Issuer
Name of issuer: SOBR Safe, Inc.
Address of issuer's principal executive offices: 6400 S. Fiddlers Green Circle, Suite 1400, Greenwood Village, Colorado 80111

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 1011 Lake Street, Suite 311, Oak Park, Illinois 60301
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Immediately following the execution of the inducement letter agreement with the Issuer on July 15, 2026 (the "Inducement Letter") (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 17, 2026), each of the Reporting Persons may have been deemed to have beneficial ownership of 322,594 shares of Common Stock in the aggregate issuable upon exercise of the Existing Warrants (as defined in the Inducement Letter) held by Intracoastal, and all such shares of Common Stock represent beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 2,906,579 shares of Common Stock outstanding immediately prior to the execution of the Inducement Letter, as reported to the Reporting Persons by the Issuer, plus (2) 322,594 shares of Common Stock issuable upon exercise of the Existing Warrants held by Intracoastal. The foregoing excludes (I) 517,622 shares of Common Stock in the aggregate issuable upon exercise of the Existing Warrants held by Intracoastal because the Inducement Letter contains a blocker provision under which such shares of Common Stock shall be held in abeyance to the extent (but only to the extent) that the issuance of such shares of Common Stock would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock, (II) 860,216 shares of Common Stock issuable upon exercise of a warrant to be issued to Intracoastal at the closing of the transaction contemplated by the Inducement Letter ("New Intracoastal Warrant 1") because New Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise New Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (III) 820,216 shares of Common Stock issuable upon exercise of a second warrant to be issued to Intracoastal at the closing of the transaction contemplated by the Inducement Letter ("New Intracoastal Warrant 2") because New Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise New Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock and (IV) 65 shares of Common Stock issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 1") because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,520,713 shares of Common Stock.

(ii) As of the close of business on July 21, 2026, each of the Reporting Persons may have been deemed to have beneficial ownership of 254,445 shares of Common Stock held by Intracoastal, and all such shares of Common Stock represent beneficial ownership of approximately 5.6% of the Common Stock, based on (1) 2,906,579 shares of Common Stock outstanding immediately prior to the execution of the Inducement Letter, as reported to the Reporting Persons by the Issuer, (2) 1,082,000 shares of Common Stock in the aggregate issued at the closing of the transaction contemplated by the Inducement Letter (which includes 318,000 shares of Common Stock in the aggregate issued to Intracoastal upon exercise of the Existing Warrants pursuant to the Inducement Letter) and (3) 522,216 shares of Common Stock in the aggregate issued to Intracoastal upon exercise of the Existing Warrants pursuant to the Inducement Letter. The foregoing excludes (I) 860,216 shares of Common Stock issuable upon New Intracoastal Warrant 1 because New Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise New Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (II) 820,216 shares of Common Stock issuable upon exercise of New Intracoastal Warrant 2 because New Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise New Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock and (III) 65 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,934,942 shares of Common Stock.
Percent of class: 5.6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 254,445
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 254,445

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (07/21/2026)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (07/21/2026)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (07/21/2026)